MetLife Investors USA Insurance Company
                            22 Corporate Plaza Drive
                        Newport Beach, California 92660




DEATH BENEFIT RIDER-- [RETURN OF PURCHASE PAYMENTS]

This Rider forms a part of the to which it is attached and is effective upon issuance. In case of a conflict with any provision in the Certificate, the provisions of this Rider will control. The following amends the "Death Benefit Provisions" of the Certificate as follows:

DEATH BENEFIT PROVISIONS
DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD -- This provision is amended and superseded to provide that the death benefit amount will be the greater of:

(1)  the Account Value; or

(2) total Purchase Payments, reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal.

If a non-natural person owns the Certificate, then the Annuitant shall be deemed to be Owner in determining the death benefit. If Joint Owners are named, the age of the oldest will be used to determine the death benefit amount.

If the Owner is a natural person and the Owner is changed to someone other than a spouse, the death benefit amount shall be determined as defined above; however, subsection (2) shall be restated to provide as follows: "the Account Value as of the effective date of the change of Owner, increased by Purchase Payments received after the date of change of Owner and reduced proportionately by the percentage reduction in Account Value attributable to each partial withdrawal made after such date".

In the event that a Beneficiary who is the spouse of the Owner elects to continue the Certificate in his or her name in accordance with the "Death Benefit Options During The Accumulation Period" provision, the death benefit amount shall be determined in accordance with (1) or (2) above.

The amount of the death benefit is determined as of the end of the Business Day on which we have received both due proof of death and an election for the payment method. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Subaccount in the Variable Account and/or the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value. The death benefit amount in the Separate Account remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in a Subaccount will be subject to investment risk. This risk is borne by the Beneficiary.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PERIOD -- This provision of the Certificate is amended to add that if the Beneficiary is the spouse of the Owner, he or she may elect to continue the Certificate in his or her own name and upon such election the Account Value will be adjusted to an amount equal to the death benefit amount determined upon such election and receipt of due proof of death of the Owner. Any excess of the death benefit amount over the Account Value will be allocated to each applicable Subaccount in the Variable Account and/or the Fixed Account in the ratio that the Account Value in a Subaccount and/or the Fixed Account bears to the total Account Value.

This Rider is irrevocable.

[The charge for this Rider is shown on the Certificate Schedule.]

MetLife Investors USA Insurance Company has caused this Rider to be signed by its President and Secretary.

Form 7015 (11/00)